UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 21, 2011.

Exhibit 99.1

GOLAR LNG LIMITED - Further New Building LNG Carriers

Golar LNG Limited ("Golar" or the "Company") is pleased to announce in furtherance of its recent press release regarding new buildings, that it has acquired further firm contracts to build two additional 160,000 m3 LNG carriers with the Korean shipbuilder Samsung Heavy Industries Co Ltd ("Samsung"). The newbuilding contracts were originally entered into by Companies affiliated with Golar's largest shareholder World Shipholding. Golar has acquired the newbuilding contracts from the affiliated party based on the original contracting terms. The two latest vessels are for delivery in 2013 and 2014 at a total cost of approximately $400 million. In addition to the now 6 confirmed vessels Golar has fixed priced options to add further capacity.

As previously announced Golar has the possibility to include ice strengthening / winterisation of the ships as well as regasification equipment. The Board consider the competitive  price and payment terms, the  early delivery positions and the flexibility with respect to design to create a significant commercial advantage over other operators who will enter the newbuilding market at a later stage.

In addition to the announced new building program, Golar is in final discussions regarding firm commitments for construction of multiple FSRU carriers.

The Board is pleased by the actions taken by management in order to secure the most attractive yard slots from the most experienced yard.

The Board anticipates that the total financing for the existing new building commitments can be arranged through existing cash, working capital and additional bank financing. The Board does not see a need to raise additional equity to finance the existing new building program.

Golar LNG Limited

April 20, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Brian Tienzo: Group Financial Controller

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 21, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer